

May 24, 2022   TSX | NYSE | LSE: WPM
Vancouver, British Columbia

WHEATON PRECIOUS METALS PUBLISHES THIRD ANNUAL SUSTAINABILITY REPORT HIGHLIGHTING CONTINUED ESG LEADERSHIP

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce the publication of its 2021 Sustainability Report, a comprehensive review of Wheaton's environmental, social and governance ("ESG") performance metrics. An electronic version of the report is available here.

"At Wheaton, we have a strong belief in being an agent of change which means leading with our values and working to commit to the highest standards in all facets of ESG," said Randy Smallwood, Wheaton's President and Chief Executive Officer. "The 2021 Sustainability Report highlights Wheaton's enhanced commitments to ensuring our people, our partnerships and our communities thrive as our business continues to evolve and grow. While we are proud of the progress and efforts we have made in the past year, we recognize that there is always more to be done."

"Our latest report details Wheaton's formal ESG strategy developed this past year that includes several new initiatives, particularly a commitment to achieve net zero carbon emissions by 2050, alongside other long-standing, established goals," said Patrick Drouin, Wheaton's Senior Vice President, Sustainability and Investor Relations. "Our commitment to promoting responsible mining practices starts with us, which is why beginning with our 2021 Sustainability Report, we are increasing our disclosures and reporting around our Scope 3 financed emissions. 2021 was an inflection point for many including for us at Wheaton, and we hope that our deliberate approach to ESG continues to serve as a catalyst throughout our industry."

Highlights outlined in the report include the following:

- Establishment of a formal ESG strategy with targets and commitments across several material ESG topics

- Set formal commitment to achieve net zero carbon emissions by 2050[1]. This includes the establishment of targets across both Scope 2 and Scope 3 attributable emissions to support a 1.5° C trajectory.

- Conducted climate scenario analysis of both a business-as-usual and net zero scenario to identify physical and transitional climate risks and opportunities.

- Inaugural reporting of our Scope 3 financed emissions associated with our mining partners, including disclosing the detailed methodology developed to calculate these emissions.

- Made an initial $4M commitment to support our mining partners' efforts to move to renewable energy sources and reduce emissions at the mines in which we have an interest (becoming the first metals streaming company to do so).

- Distributed over $6.2 million in 2021 in support of over 100 charitable causes and initiatives around the world.

- Surpassed the $32 million mark in contributions to local charities and mining communities since inception of the Community Investment Program in 2009.

- As announced at our recent Annual General Meeting, Wheaton now has 30% female Board members, achieving our 2024 target two years early.

Wheaton is rated #1 for Precious Metals (out of 123 companies) and ESG Global 50 Top Rated Company by Sustainalytics. Wheaton is also "AA" rated by MSCI ESG Ratings, rated "Prime" by ISS ESG and included in the Euronext Vigeo World 120 Indices.

Information and data in Wheaton's 2021 Sustainability Report was informed by the Sustainability Accounting Standards Board (SASB), Global Reporting Initiative (GRI) and Task Force on Climate-Related Financial Disclosures (TCFD).

For further information, please contact:

Patrick Drouin
Senior Vice President, Sustainability and Investor Relations

Andrea De Paoli
Manager, Sustainability

Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com

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[1] Net zero includes emissions reductions in line with a 1.5 trajectory across Scopes 1, 2 and 3. Achievement of net zero may include the use of offsets for residual emissions in 2050.

CAUTIONARY NOTE REGARDING FORWARD-LOOKINGSTATEMENTS

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton's precious metals purchase agreement ("PMPA") counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to Wheaton's climate change and environmental commitments, the future price of commodities, the estimation of future production from mineral stream interests owned by Wheaton (the "Mining Operations") (including in the estimation of production, mill throughput, grades, recoveries and exploration potential), the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations and the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton's PMPA counterparties at Mining Operations. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks associated with the ability to achieve climate change and environmental commitments at Wheaton and at the Mining Operations, fluctuations in the price of commodities (including Wheaton's ability to sell its precious metals or cobalt production at acceptable prices or at all), the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with the exploration, development, operating, expansion and improvement of the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as plans continue to be refined), and other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton's Form 40-F for the year ended December 31, 2021 and Form 6-K filed March 5, 2022 both available on EDGAR at www.sec.gov, as well as the risks set out in Wheaton's management's discussions and analysis for the period ended December 31, 2021 available on SEDAR and EDGAR (together, the "Disclosure"). Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation): that Wheaton will be able to achieve climate change and environmental commitments, there will be no material adverse change in the market price of commodities, that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, that the mineral reserve and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate, and such other assumptions and factors as set out in the Disclosure. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made, reflects Wheaton's management's current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.